FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and address of Company:

Leading Brands, Inc. (the “Company”)
Suite 1800 – 1500 West Georgia Street
Vancouver BC V6G 2Z6

Item 2.	Date of Material Change:

The material change was announced on August 9, 2007.

Item 3.	News Release:

News releases announcing the material change were issued on August 9 and August 10, 2007 for Canadian and U.S. distribution through PrimeNewswire.

Item 4.	Summary of Material Change:

The Company raised gross proceeds of approximately USD $9.9 million through the sale of 3.3 million shares of common stock in a private placement.

Item 5.	Full Description of Material Change:

See attached news release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Executive Officer:

Ralph D. McRae, Chief Executive Officer
(604) 685-5200 (Ext. 238)

Item 9.	Date of Report:

August 10, 2007